

March 31, 2014

Scott A. Barshay
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eight Avenue
New York, New York 10019

> **Re:** **Amcol International Inc.**
> **Schedule TO-T filed March 21, 2014**
> **Schedule TO-C filed March 19, 2014**
> **Schedule TO-C filed March 18, 2014**
> **Schedule TO-C filed March 10, 2014**
> **Filed by Minerals Technologies Inc. and MA Acquisitions Inc.**
> **File No. 5-38603**

Dear Mr. Barshay:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO – Exhibit (a)(1)(A) - Offer to Purchase

Conditions of the Offer, page 56

1. Refer to the disclosure in the second to last paragraph in this section on page 57 and specifically, to the following statement: "The Merger Agreement provides that the foregoing conditions are in addition to, and not a limitation of, the rights of MTI and the Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement." With regard to the bidders' right to terminate the offer, all of the

offer conditions must be clearly set forth in the Offer to Purchase in reasonable detail. Please revise.

2. Refer to the last paragraph in this section on page 57. The offer may be conditioned on any number of objective conditions not within the exclusive control of the bidders. Where a bidder by its own actions or inactions can "trigger" an offer condition and thereby avoid its obligation to consummate an offer, we believe this impermissibly renders the offer illusory. Please revise the disclosure in the parenthesis accordingly.

3. Refer to the last sentence in this section. You state that the failure to exercise any of the foregoing "rights" (i.e., listed offer conditions) will not be a waiver of such rights "which may be asserted at any time and from time to time." If events occur or do not occur, thereby "triggering" an offer condition while the offer is pending, the bidders must at that time determine and inform shareholders whether they intend to assert the offer condition and terminate the offer or waive it and proceed. The bidders may not wait until the expiration of the offer to assert an offer condition triggered earlier in the offer period. Please revise your disclosure accordingly.

Closing Information

Please amend the filing in response to these comments. We may have further comments upon receipt of your additional filing(s); therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- They are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions